November 14, 2013

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4-6

450 Fifth Street, N-W

Washington D.C. 20549

RE:	Novatel Wireless, Inc.
Form 10-K for the Year Ended December 31, 2012
File No. 000-31659

Definitive Proxy Statement
Filed April 30, 2013 and incorporated by reference into Part III of the Form 10-K

Dear Mr. Spirgel:

This letter sets forth the response of Novatel Wireless, Inc. (the “Company”) to the comments set forth in your letter of October 25, 2013 regarding the above filings made by the Company.

Annual Incentive Compensation, page 22

1.	Comment: We note from page 22 that you have an individual component as part of the Annual Incentive Compensation program that is based principally on qualitative rather than quantitative performance goals. We also note from page 24 that the NEOs achieved 90% of their individual goals other than the CEO who achieved 96% of his individual goals. In future filings, please provide more details on the nature and kinds of goals that make up these performance targets.

Response: In future filings, the Company will provide more details on the nature and kinds of goals that make up these performance targets.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please call me at (858) 812-0660.

Sincerely,

/S/ Catherine Ratcliffe
Catherine Ratcliffe
SVP Business Affairs & General Counsel

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